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 FORM 3
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

(Print or Type Responses)

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
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|1. Name and Address of Reporting Person*  |2. Date of Event Requiring |4. Issuer Name and Ticker or Trading Symbol                |
|                                          |   Statement               |                                                           |
|   Berkshire Hathaway Inc.                |   (Month/Day/Year)        |                                                           |
|------------------------------------------|                           |   Shaw Industries, Inc. (SHX)                             |
|    (Last)     (First)     (Middle)       | October 19, 2000          |-----------------------------------------------------------|
|                                          |                           |5. Relationship of Reporting     | 6. If Amendment, Date   |
|   1400 Kiewit Plaza                      |---------------------------|   Person to Issuer              |    of Original          |
|------------------------------------------|3. IRS Identification      |   (Check all applicable)        |    (Month/Day/Year)     |
|               (Street)                   |   Number of Reporting     |                                 |                         |
|                                          |   Person, if an Entity    |[ ] Director   [X] 10% Owner     |                         |
|                                          |   (voluntary)             |                                 |                         |
|                                          |                           |[ ] Officer    [ ] Other (specify|                         |
|                                          |                           |    (give                below)  |-------------------------|
|                                          |                           |    title below)                 | 7. Individual or Joint/ |
|   Omaha           Nebraska      68131    |                           |    ---------------------------  |    Group Filing (Check  |
|--------------------------------------------------------------------------------------------------------|    Applicable Line)     |
|        (City)      (State)      (Zip)                                                                  |                         |
|                                                                                                        |    [ ] Form filed by    |
|                                                                                                        |        One Reporting    |
|                                                                                                        |        Person           |
|                                                                                                        |    [X] Form filed by    |
|                                                                                                        |        More than One    |
|                                                                                                        |        Reporting Person |
|----------------------------------------------------------------------------------------------------------------------------------|
|                                    TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED                                       |
|----------------------------------------------------------------------------------------------------------------------------------|
|1. Title of Security                    |    2. Amount of Securities   |     3. Ownership Form:    |    4. Nature of Indirect     |
|   (Instr. 4)                           |       Beneficially Owned     |        Direct (D) or      |       Beneficial             |
|                                        |       (Instr. 4)             |        Indirect (I)       |       Ownership (Instr. 5)   |
|                                        |                              |        (Instr. 5)         |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|   Common Stock                         |         2,194,200*           |             D             |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |   * See footnote (1) below   |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
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                                                                                                                             (Over)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 *If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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| 1. Title of Derivative Security |2. Date             |3. Title and Amount of    |4. Conver-  | 5. Owner-   |6. Nature of Indirect|
|    (Instr. 4)                   |   Exercisable and  |   Securities Underlying  |   sion or  |    ship     |   Beneficial Owner- |
|                                 |   Expiration Date  |   Derivative Securities  |   Exercise |    Form of  |   ship (Instr. 5)   |
|                                 |   (Month/Day/Year )|   (Instr. 4)             |   Price of |    Deriva-  |                     |
|                                 |                    |                          |   Deriva-  |    tive     |                     |
|                                 |                    |                          |   tive     |    Security:|                     |
|                                 |                    |                          |   Security |    Direct   |                     |
|                                 |--------------------|--------------------------|            |    (D) or   |                     |
|                                 |  Date    | Expira- |              | Amount or |            |    Indirect |                     |
|                                 |  Exercis-| tion    |    Title     | Number of |            |    (I)      |                     |
|                                 |  able    | Date    |              |  Shares   |            |    (Instr.  |                     |
|                                 |          |         |              |           |            |    5)       |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
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Explanation of Responses:

(1)      In connection with the proposed acquisition of Shaw Industries, Inc. ("Shaw") by an investor group led by Berkshire
Hathaway Inc. ("Berkshire"), Berkshire and SII Acquisition, Inc. ("SII"), which is currently wholly owned by Berkshire, have entered into (i) an Amended and Restated Voting Agreement, dated as of October 30, 2000 (the "Voting Agreement"), with each of
Robert E. Shaw, the Julian D. Saul Family Trust, J.C. Shaw, Shaw Family Holdings, LLC, the Linda Saul Schejola Trust, Julius C.
Shaw, Jr., R. Julian McCamy and Eleanor Shaw McCamy (collectively, the "Voting Agreement Shareholders"), and (ii) a Contribution and
Participation Agreement, dated as of October 19, 2000 (the "Contribution Agreement"), with each of Robert E. Shaw, Anna Sue Shaw,
Robert E. Shaw, Jr., Susan S. Young, Thomas Tripp Shaw, Lewis Clayton Shaw, Robert E. Shaw, L.P., the Julian D. Saul Family Trust,
the Anita Saul Family Trust, the Little Family Limited Partnership, William C. Lusk, Vance D. Bell, Gerald Embry, Spright D.
Holland, Kenneth G. Jackson, Jeffrey Todd Meadows, Percy D. Merritt, Henry H. Long and Julius C. Shaw, Jr. (collectively, the "Contribution Agreement Shareholders"). In addition to the 2,194,200 shares of Shaw common stock owned (through a wholly owned subsidiary) by Berkshire, as a result of the Voting Agreement and the Contribution Agreement, Berkshire, SII and Warren E. Buffett,
who may be deemed to control Berkshire, may be deemed beneficial owners, for purposes of determining status as a 10% holder, of the 37,570,967 shares which are owned by all of the Voting Agreement Shareholders and the Contribution Agreement Shareholders
combined. Berkshire and SII do not presently have any pecuniary interest in these shares of common stock. The Voting Agreement and the Contribution Agreement and the transactions contemplated thereby have been previously disclosed in the Schedule 13D filed by Berkshire, SII and Mr. Buffett on October 30, 2000.

                                                                              (Please see the attached pages)    October 30, 2000
                                                                             ---------------------------------   ----------------
** Intentional misstatements or omissions of facts constitute Federal        ** Signature of Reporting Person          Date
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note:    File three copies of this Form, one of which must be manually signed.
         If space is insufficient, See Instruction 6 for procedure.

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
                             JOINT FILER INFORMATION

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
 Name:         SII Acquisition, Inc.                                       Name:          Warren E. Buffett
 Address:      1440 Kiewit Plaza                                           Address:       1440 Kiewit Plaza
               Omaha, Nebraska 68131                                                      Omaha, Nebraska 68131
 Designated Filer:   Berkshire Hathaway Inc.                               Designated Filer: Berkshire Hathaway Inc.
 Issuer and Ticker Symbol:   Shaw Industries, Inc. (SHX)                   Issuer and Ticker Symbol: Shaw Industries, Inc. (SHX)
 Date of Event Requiring Statement:   October 19, 2000                     Date of Event Requiring Statement: October 19, 2000
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                                            SIGNATURES OF REPORTING PERSONS

Berkshire Hathaway Inc.

/s/     Marc D. Hamburg                     /s/   Warren E. Buffett
----------------------------------          -------------------------------
By: Marc D. Hamburg                         Warren E. Buffett
Its: Chief Financial Officer


SII Acquisition, Inc.


/s/    Marc D. Hamburg
----------------------------------
By: Marc D. Hamburg
Its: Vice President